WFN Credit Company, LLC
220 West Schrock Road
Westerville, Ohio 43801
July 20, 2007
Ms. Rolaine Bancroft
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Re:	Registrant Request for Acceleration, WFN Credit Company, LLC Amendment No. 2 to Registration Statement on Form S-3 (No. 333-133170)
Ms. Bancroft:
     WFN Credit Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above-referenced Registration Statement (the “Registration Statement”) effective by 3:00 pm. on Tuesday, July 24, 2007.
     In connection with our request for acceleration, we hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, WFN Credit Company, LLC
By:	/s/ Daniel T. Groomes
Name:	Daniel T. Groomes
Title:	President and Director